SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “PLDT TelPad: a game-changer for landline business” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	7

Exhibit 1

January 3, 2011

The Philippine Stock Exchange

Disclosure Department

Tower One and Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT TelPad: a game-changer for landline business”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

January 3, 2011

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT TelPad: a game-changer for landline business”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.            January 3, 2011

(Date of earliest event reported)

2.            SEC Identification Number PW-55

3.            BIR Tax Identification No. 000-488-793

4.            PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT TelPad: a game-changer for landline business”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: January 3, 2011

Exhibit 1

PLDT pressrelease

PLDT TelPad: a game-changer for landline business

MANILA, Philippines, January 3, 2010 – PLDT's new landline offer that bundles a souped-up DSL service with a seven-inch tablet computer is bringing the buzz back to the landline business.

Dubbed PLDT TelPad, the new offer was introduced last December 13 and has since attracted growing consumer interest, said PLDT Senior Vice President Eric R. Alberto.

“We've received numerous inquiries. Customers are making reservations for the service which will be implemented in January. People are talking about it in blogs and social networks. We have not had this much excitement in a landline service for many years,” Alberto said.

The PLDT TelPad unit includes a special handset that also serves as a charging dock for an application-rich tablet computer. Subscribers can use the handset or the portable tablet computer to make and receive phone calls and access over a hundred thousand online applications. This is on top of the unlimited broadband DSL service.

Through the TelPad, PLDT aims to win new DSL subscribers and get existing ones to upgrade their service.

“Homes with wired broadband access nationwide will be the first targets for the innovative service,” said PLDT Retail Business Group Head Danilo C. Ibarra.

“For our customers, TelPad will enhance their broadband experience through the convenience of using a handy device to access a growing portfolio of exciting applications. For PLDT, this new service will enhance our DSL revenues,” he added.

The PLDT TelPad service starts at Plan 1849 (P1,849) with 1-megabit-per-second (Mbps) broadband connection and landline service. The PLDT TelPad unit comes bundled with the plan. Existing PLDT myDSL customers only need to add as low as P500/month to upgrade to the TelPad plans.

Today, there are close to 3.5 million wired and wireless broadband connections, with PLDT and subsidiary Smart having a 61-percent market share. The telecommunications industry leader is looking to further increase that share after the product is released in January 2011.

“There are potentially around 10 million households who can afford this new service. We hope many of them will get PLDT TelPad when they realize how it can potentially transform their lifestyle,” Alberto said.

Exhibit 1

“The tablet is the attention-getter, but that's just the start. The tablet is the handy device through which our customers will be able to conveniently access exclusive PLDT content and services that will really make the landline a must-have service for the home or office,” Ibarra said.

The new content services that come with the TelPad include:

•         PLDT@HOME, a consumer portal for viewing exclusive multimedia and accessing business content;

•         PLDTFAIR.COM, a portal for businesses to link with the estimated 700,000 myDSL subscribers through a storefront which the former can regularly refresh with their latest promotions and product portfolio;

•         askPLDT, which provides exclusive content that includes traffic updates, movie schedules, recipes, directory services, etc.; and

•         myDSL Watchpad, which provides exclusive live video streaming of premium channels like CNN, Channel V, Animax, National Geographic, the History Channel and CNBC Asia.

Moreover, the PLDT TelPad unit has an HDMI port that can be used to connect to a television set, said PLDT vice president Patrick Tang.

“You can watch video clips and movies on the TelPad unit itself or you can enjoy the show by hooking up the unit to the TV. It’s so easy and it’s already HD quality,” said Tang.

Other services include a Karaoke game where other PLDT TelPad subscribers can compete and challenge each other for the highest scores. This game, to be initially offered for free, will be made available at very affordable daily rates. There are also a lot of other games to be made available. The TelPad tablet can also be used to listen to music, read e-mail and display photo slideshows.

Another potentially appealing service is the ePub, a widget that allows PLDT TelPad subscribers to access major dailies such as Philippine Daily Inquirer and Philippine Star in virtual look and feel. ePub will also offer a library of the most popular magazines in digitized form such as MEG, METRO, and FHM, among others. Users can experience the enjoyment of virtually flipping pages of newspapers and magazines using the PLDT TelPad unit.

The PLDT TelPad tablet is powered by a 1Ghz Cortex A8 processor that enables the device to deliver snappy performance. It runs on Android’s latest operating system version 2.2, which offers genuine multi-tasking capabilities. Users of TelPad can download a wide range of applications from the Android Market, Google’s online store which offers over 125,000 applications like business apps, e-books and magazines and games.

Page 6 of 7

Exhibit 1

Storage won’t be a problem as the unit’s 2GB internal capacity can be augmented by an SD card and USB slot for extended storage. The TelPad also carries a 2-megapixel front camera for still shots and videoconference calls.

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless and fixed line networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph

Contact person:

Ramon R. Isberto

PLDT Spokesperson

Tel No.: +63 2 5113101

Fax No.: +63 2 5113100

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: January 3, 2011